Exhibit 99.1

BEST Inc. Announces Unaudited Fourth Quarter and Fiscal Year 2019 Financial Results

Company achieves first quarterly GAAP net income in the fourth quarter

HANGZHOU, China, March 12, 2020 — BEST Inc. (NYSE: BEST) (“BEST” or the “Company”), a leading integrated smart supply chain solutions and logistics services provider in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2019.

“I am pleased to report an excellent quarter and a strong finish to 2019. We reached another milestone as the Company recorded its first quarterly net income despite intense competition. In 2019, we continued to execute our strategy of achieving fast growth and enhancing efficiency in our core businesses, while investing in our growth initiatives. We achieved non-GAAP net income of RMB61 million in the fourth quarter of 2019 compared to RMB20 million in the same quarter of 2018, while we reduced non-GAAP net loss for the year significantly to RMB124 million from RMB452 million in 2018,” said Johnny Chou, Chairman and Chief Executive Officer of BEST. “Entering 2020, like other companies in China, we are confronted with COVID-19 outbreak. We have taken every effort to protect the safety and well-being of our employees and franchisees. We are happy to report that so far we have zero infections among all our employees. We have procured sufficient medical supplies and more than four million masks for our employees and franchisees, and helped over 250,000 delivery persons to procure health insurance coverage. For staff serving general and administrative functions, we adopted flexible and remote work policies. For onsite workers, we have set up comprehensive safety and prevention procedures. We have worked diligently with local governments, franchisees, suppliers and customers to overcome the challenges and have rapidly recovered our network capabilities. With the exception of Hubei province, we have fully recovered services nationwide, including all hubs and warehouses for Express, Freight and Supply Chain. And all of our franchisees and partners are back in operation. Currently, the number of delivery personnel has already surpassed that of the same time last year, and daily parcel and freight volume have also exceeded that of the same time last year. We are optimistic and confident that the market will quickly pick up and demand for our services will remain strong.”

Gloria Fan, BEST’s Chief Financial Officer, commented, “For the fourth quarter of 2019, BEST again delivered excellent financial results with strong revenue growth and margin improvement. Our revenue for the fourth quarter of 2019 was RMB10.8 billion, representing a 19% growth compared to the fourth quarter of 2018. For the full year, our revenue was RMB35.2 billion, representing a 26% growth over 2018. For the fourth quarter of 2019, we achieved a GAAP net income of RMB43.4 million compared to GAAP net loss of RMB24 million for the same period of 2018. Gross profit margin increased by 0.1 percentage point year-over-year to 5.9%. EBITDA increased by 48% to RMB162 million while adjusted EBITDA increased by 18% to RMB177 million from the same period of 2018. For the full year 2019, gross profit margin increased by 0.4 percentage point year-over-year to 5.6%. EBITDA was RMB276 million compared to negative RMB63 million while adjusted EBITDA was RMB360 million compared to negative RMB18 million in 2018. We continued to generate positive operating cash flow.  For the fourth quarter of 2019, we generated net operating cash flow of RMB487 million. As of December 31, 2019, our cash and cash equivalents, restricted cash and short-term investments were RMB5.0 billion, which positions us well for future investments.”

FINANCIAL HIGHLIGHTS

For the Quarter Ended December 31, 2019:

•                  Revenue was RMB10,767.9 million (US$1,546.7 million), an increase of 19.2% year-over-year (“YoY”). Revenue ex-Store+ was RMB10,156.7 million (US$1,458.9 million), an increase of 20.6% YoY.

•                  Express Service Revenue increased 16.0% YoY to RMB6,895.6 million (US$990.5 million).

•                  Freight Service Revenue increased 27.8% YoY to RMB1,555.2 million (US$223.4 million).

•                  Supply Chain Management Service Revenue decreased 11.5% YoY to RMB607.1 million (US$87.2 million).

•                  Store+ Service Revenue decreased 0.7% YoY to RMB611.2 million (US$87.8 million).

•                  Others(1) Service Revenue increased 91.3% YoY to RMB1,098.8 million (US$157.8 million).

•                      Gross Profit was RMB639.2 million (US$91.8 million), an increase of 22.0% YoY; and Gross Profit Margin was 5.9%, an improvement of 0.1 percentage point YoY. Gross Profit ex-Store+ was RMB561.5 million (US$80.7 million), an increase of 22.2% YoY; and Gross Profit Margin ex-Store+ was 5.5%, the same as it was in the fourth quarter of 2018.

•                      Net Income was RMB43.4 million (US$6.2 million), compared to Net Loss of RMB24.0 million in the same period of 2018; and Non-GAAP Net Income(2) (3) was RMB61.0 million (US$8.8 million), compared to Non-GAAP Net Income of RMB20.1 million in the same period of 2018. Net Income ex-Store+ was RMB129.6 million (US$18.6 million); and Non-GAAP Net Income ex-Store+ (2) (3) was RMB143.8 million (US$20.7 million).

(1)  Others include BEST Global, BEST Capital, BEST UCargo and other new initiatives.

(2)  Non-GAAP net income/loss represents net income/loss excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, and fair value change of equity investments (if any).

(3)  See the sections entitled “Use of Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” for more information about the non-GAAP measures referred to in this results announcement.

•                      Diluted EPS (4) was RMB0.13 (US$0.02), compared to negative RMB0.06 in the same period of 2018; and Non-GAAP diluted EPS (3)(5) was RMB0.18 (US$0.03), compared to  RMB0.05 in the same period of 2018.

•                      EBITDA (3)(6) was RMB161.8 million (US$23.2 million), compared to RMB109.0 million in the same period of 2018; and Adjusted EBITDA (3)(6) was RMB177.0 million (US$25.4 million), compared to RMB150.1 million in the same period of 2018. EBITDA (3)(6) ex-Store+ was RMB242.9 million (US$34.9million); and Adjusted EBITDA (3)(6) ex-Store+ was RMB256.2 million (US$36.8 million).

•                      Net Cash Generated from Operating Activities was RMB486.8 million (US$69.9 million), compared to RMB729.0 million in the same period of 2018.

For the Fiscal Year Ended December 31, 2019:

•                  Revenue was RMB35,175.9 million (US$5,052.7 million), an increase of 25.8% year-over-year (“YoY”). Revenue ex-Store+ was RMB32,358.7 million (US$4,648.0 million), an increase of 28.8% YoY.

•                  Express Service Revenue increased 23.2% YoY to RMB21,807.6 million (US$3,132.5 million).

•                  Freight Service Revenue increased 27.3% YoY to RMB5,224.4 million (US$750.4 million).

•                  Supply Chain Management Service Revenue increased 5.6% YoY to RMB2,190.4 million (US$314.6 million).

•                  Store+ Service Revenue decreased 1.0% YoY to RMB2,817.2 million (US$404.7 million).

•                  Others Service Revenue increased 153.7% YoY to RMB3,136.3 million (US$450.5 million).

•                      Gross Profit was RMB1,959.0 million (US$281.4 million), an increase of 35.9% YoY; and Gross Profit Margin was 5.6%, an improvement of 0.4 percentage points YoY. Gross Profit ex-Store+ was RMB1,637.3 million (US$235.2 million), an increase of 38.1% YoY; and Gross Profit Margin ex-Store+ was 5.1%, an improvement of 0.4 percentage points YoY.

•                      Net Loss was RMB219.1 million (US$31.5 million), compared to Net Loss of RMB508.4 million in fiscal year 2018; and Non-GAAP Net Loss was RMB124.1 million (US$17.8 million), compared to Non-GAAP Net Loss of RMB451.9 million in fiscal year 2018. Net Income ex-Store+ was RMB150.6 million (US$21.6 million); and Non-GAAP Net Income ex-Store+ was RMB231.8 million (US$33.3 million).

(4)  Diluted earnings per share, or Diluted EPS, is calculated by dividing net profit attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period.

(5)  Non-GAAP diluted earnings per share, or non-GAAP diluted EPS, represents diluted earnings per share excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, and fair value change of equity investments (if any).

(6)  EBITDA represents net loss excluding depreciation, amortization, interest expense and income tax expense and minus interest income. Adjusted EBITDA represents EBITDA excluding share-based compensation expenses and fair value change of equity investments (if any).

•                      Diluted EPS was negative RMB0.52 (US$0.08), compared to negative RMB1.32 in fiscal year 2018; and Non-GAAP diluted EPS was negative RMB0.28 (US$0.04), compared to negative RMB1.17 in fiscal year 2018.

•                      EBITDA was RMB276.0 million (US$39.7 million), compared to negative RMB62.7 million in fiscal year 2018; and Adjusted EBITDA was RMB360.4 million (US$51.8 million), compared to negative RMB18.2 million in fiscal year 2018. EBITDA ex-Store+(7) was RMB630.7 million (US$90.6 million); and Adjusted EBITDA ex-Store+(8) was RMB708.3 million (US$101.7 million).

•                      Net Cash Generated from Operating Activities was RMB852.8 million (US$122.5 million), compared to RMB637.2 million in fiscal year 2018.

BUSINESS HIGHLIGHTS (9)

BEST Express:

Table 1 — BEST Express Key Operating Metrics

	Three Months Ended		% Change	Fiscal Year Ended		%Change
(in RMB, unless otherwise noted)	December 31, 2018	December 31, 2019	YoY	December 31, 2018	December 31, 2019	YoY
Parcel Volume (in ‘000)	1,868,489	2,437,959	30.5%	5,470,092	7,576,204	38.5%
BEST Express Market Share (10) (%)	11.7%	12.4%	0.7ppts	10.8%	11.9%	1.1ppts
Average Revenue Per Parcel	3.18	2.83	(11.1)%	3.24	2.88	(11.1)%
Average Cost Per Parcel	3.01	2.66	(11.8)%	3.09	2.74	(11.3)%
Average Transportation Cost Per Parcel	0.84	0.75	(10.4)%	0.87	0.76	(12.8)%
Average Labor Cost Per Parcel	0.28	0.22	(20.6)%	0.33	0.24	(27.4)%
Average Lease Cost Per Parcel	0.09	0.09	(6.8)%	0.11	0.10	(8.5)%
Average Other Cost Per Parcel	0.15	0.12	(23.4)%	0.18	0.13	(27.7)%
Average Last-mile Cost Per Parcel	1.65	1.48	(10.2)%	1.61	1.52	(5.6)%
Gross Profit per Parcel	0.17	0.17	1.5%	0.14	0.14	(5.7)%
Hubs & Sortation Centers (as of period end)	106	88	(17.0)%	106	88	(17.0)%

(7)  EBITDA ex-Store+ for the fiscal year 2019 includes pre-allocation of unallocated expense in the first quarter of 2019 and post-allocation of unallocated expense in the remaining quarters.

(8) Adjusted EBITDA ex-Store+ for the fiscal year 2019 includes pre-allocation of unallocated expense in the first quarter of 2019 and post-allocation of unallocated expense in the remaining quarters.

(9)  All numbers presented have been rounded to the nearest integer, tenth, or hundredth, and year-over-year comparisons are based on figures before rounding.

(10) Express market share calculated as the Company’s parcel volume as a percentage of aggregate national express delivery parcel volume for the relevant period, based on data published by State Post Bureau of the PRC.

•                  Robust volume growth and market share gain: In the fourth quarter of 2019, BEST Express delivered 2.44 billion parcels, a YoY increase of 30.5%, which outpaced industry-wide YoY growth rate of 22.8%(11). The Company increased its market share to 12.4% in the fourth quarter of 2019, compared to 11.7% in the same period of 2018. In fiscal year 2019, total express parcel volume increased by 38.5% YoY to 7.58 billion, which outpaced industry-wide YoY growth rate of 25.3%. The Company increased its market share to 11.9% in fiscal year 2019, compared to 10.8% in fiscal year 2018.

•                 Continuous improvement in unit cost reduction: Further reduced the average cost per parcel by 11.8% YoY to RMB2.66 in the fourth quarter of 2019. In fiscal year 2019, the average cost per parcel reduced by 11.3% YoY to RMB2.74.

•                 Strengthened operational efficiency: Reduced total number of hubs and sortation centers to 88 as of December 31, 2019, compared to 106 as of December 2018; Increased total number of service outlets to 42,438 as of December 31, 2019, compared to 31,128 as of December 31, 2018.

•                  Investment in technology application: Continued to invest in and upgrade automation system in major hubs and sortation centers, which resulted in significant savings in labor cost, with 88 automated sorting lines and 1,213 dimension and weight scanning systems in operation as of December 31, 2019, compared to 73 and 560, respectively, as of December 31, 2018.

BEST Freight:

Table 2 — BEST Freight Key Operating Metrics

	Three Months Ended		% Change	Fiscal Year Ended		% Change
(In RMB, unless otherwise noted)	December 31, 2018	December 31, 2019	YoY	December 31, 2018	December 31, 2019	YoY
Freight Volume (Tonne in ‘000)	1,605	2,097	30.6%	5,430	6,980	28.5%
Average Revenue per Tonne	758.0	741.8	(2.1)%	755.5	748.5	(0.9)%
Average Cost Per Tonne	714.9	700.6	(2.0)%	726.7	707.1	(2.7)%
Average Transportation Cost Per Tonne	377.0	345.7	(8.3)%	382.0	349.8	(8.4)%
Average Labor Cost Per Tonne	97.5	91.1	(6.6)%	101.2	92.8	(8.3)%
Average Lease Cost Per Tonne	49.4	50.2	1.8%	56.8	54.9	(3.5)%
Average Other Cost Per Tonne	40.4	40.9	1.4%	45.0	44.3	(1.5)%
Average Last-mile Cost Per Tonne	150.6	172.6	14.6%	141.6	165.2	16.6%
Gross Profit Per Tonne	43.1	41.2	(4.5)%	28.8	41.5	43.8%
Hubs & Sortation Centers (as of period end)	111	98	(11.7)%	111	98	(11.7)%
Last-mile Service Stations (as of period end)	13,804	17,702	28.2%	13,804	17,702	28.2%

(11) Based on data published by State Post Bureau of the PRC.

•                  For October 2019 data, see State Post Bureau of the PRC Published Post Industry Operation Statistics for October 2019, State Post Bureau of the PRC, November 14, 2019, available in Chinese at http://www.spb.gov.cn/xw/dtxx_15079/201911/t20191114_1968885.html

•                  For November 2019 data, see State Post Bureau of the PRC Published Post Industry Operation Statistics for November 2019, State Post Bureau of the PRC, December 12, 2019, available in Chinese at http://www.spb.gov.cn/xw/dtxx_15079/201912/t20191213_1989097.html

•                  For December 2019 data, see State Post Bureau of the PRC Published Post Industry Operation Statistics for December of 2019, State Post Bureau of the PRC, January 14, 2019, available in Chinese at http://www.spb.gov.cn/xw/dtxx_15079/202001/t20200114_2005598.html

•                 Solid volume growth: Freight volume grew by 30.6% YoY to 2.10 million tonnes in the fourth quarter of 2019, significantly higher than the industry-wide growth. In fiscal year 2019, total freight volume increased by 28.5% YoY to 6.98 million tonnes.

•                 Continuous reduction in unit cost: Average cost per tonne reduced to RMB700.6 in the fourth quarter 2019 from RMB714.9 in the same period of 2018.  In fiscal year 2019, average cost per tonne reduced to RMB707.1 from RMB726.7 in fiscal year 2018.

•                 Ongoing network optimization and service coverage expansion: Further reduced total number of hubs and sortation centers by 11.7% YoY to 98 as of December 31, 2019, resulting in improved operating efficiency and transportation cost reduction. Expanded service coverage significantly by increasing the total number of service stations by 28.2% YoY to 17,702 as of December 31, 2019.

•                 Focus on E-commerce products: The percentage of e-commerce related transactions increased significantly in both fourth quarter and full year 2019, compared to the respective periods of 2018.

BEST Supply Chain Management:

•                  Enhanced gross profit margin: Continued to improve operating efficiency to enhance profitability. The gross profit margin improved by 0.9 percentage points YoY to 4.8% in the fourth quarter of 2019. In fiscal year 2019, gross margin improved by 1.3 percentage points YoY to 6.3%.

•     Strong growth in franchised Cloud OFC business: The total number of orders fulfilled by Cloud OFCs increased by 45.8% YoY to 121.9 million in the fourth quarter of 2019, of which total number of orders fulfilled by franchised Cloud OFCs increased by 102.6% YoY to 58.3 million. In fiscal year 2019, the total number of orders fulfilled by Cloud OFCs increased by 44.7% YoY to 356.9 million, of which total number of orders fulfilled by franchised Cloud OFCs increased by 92.0% YoY to 158.0 million.

•                 Network coverage expansion: Managed a total number of 401 Cloud OFCs and over 3.2 million square meters of facilities as of December 31, 2019, of which 293 Cloud OFCs and over 1.5 million square meters of facilities were owned and operated by franchisees.

BEST Store+:

•                 Steady margin improvement: Continued to focus on operating efficiency improvement and merchandising capability enhancement to improve profitability. As a result, gross profit margin increased by 2.2 percentage points YoY to 12.7% in the fourth quarter of 2019. In fiscal year 2019, gross profit margin increased by 2.4 percentage points YoY to 11.4%.

•                 Branded stores network expansion: The total number of branded stores including franchised and self-operated stores increased by 96.4% YoY to 3,614 as of December 31, 2019, of which the number of franchised BEST-Neighbor stores increased by 119.5% YoY to 3,268 as of December 31, 2019.

•                 Significant increase in orders fulfilled for branded stores: Total number of orders fulfilled for branded stores increased by 31.2% YoY to 198,258 in the fourth quarter of 2019, representing 29% of total orders fulfilled, of which the total number of orders fulfilled for franchised BEST-Neighbor stores increased by 172.2% YoY to 88,651 in the fourth quarter of 2019.

•                 Expanding to-customer (“2C”) last-mile network: Focused on growing the 2C membership programs to further enhance online-to-offline business and facilitate last-mile services. As of December 31, 2019, branded stores had acquired over 1.1 million 2C members, representing a YoY increase of 182%.

Others:

•                 BEST UCargo:

•                 Rapid scaling of network: The number of registered agents on the platform increased by 13% YoY to 5,101 as of December 31, 2019; the number of registered trucks increased by 25.2% YoY to 327,311 as of December 31, 2019.

•                 Significant increase in transaction volume and revenue: In the fourth quarter of 2019, the total number of transactions increased by 9.6% YoY to 214,401, of which external transactions increased by 187.9% YoY to 201,285; revenue generated from external customers increased by 94.6% to RMB908.9 million. In fiscal year 2019, the total number of transactions increased by 32.8% YoY to 619,107, of which external transactions increased by 260.6% YoY to 532,040; revenue generated from external customers increased by 189.0% to RMB2.57 billion.

•                 BEST Global:

•                 Strong revenue growth: Achieved total revenue of RMB136 million in the fourth quarter of 2019 with a YoY increase of 189% compared to the same period of 2018. In fiscal year 2019, total revenue increased by 108% YoY to RMB337 million.

•      International service coverage expansion: As of December 31, 2019, BEST Global served 20 countries and regions outside of mainland China, compared to 15 countries as of December 31, 2018.

•      Strong momentum in Southeast Asia: Solid growth in express parcel volume in Thailand and Vietnam.

•                      Parcel volume in Thailand increased by 61.9% Quarter-over-quarter (“QoQ”) to 2.61 million in the fourth quarter of 2019.

•                      Parcel volume in Vietnam increased by 155.5% QoQ to 2.55 million in the fourth quarter of 2019.

•                  BEST Capital:

•                  Continued to support the BEST ecosystem by providing financial services to its participants. As of December 31, 2019, BEST Capital had provided financing solutions to 10,623 trucks in total, a YoY increase of 23.7% compared to December 31, 2018.

FINANCIAL RESULTS

For the Quarter Ended December 31, 2019:

Revenue

The following table sets forth a breakdown of revenue by business segment for the periods indicated.

Table 3 — Breakdown of Revenue by Business Segment

	Three Months Ended
	December 31, 2018		December 31, 2019
(In ‘000, except for %)	RMB	% of Revenue	RMB	US$	% of Revenue	% Change YoY
Express	5,943,381	65.8%	6,895,551	990,484	64.0%	16.0%
Freight	1,216,582	13.5%	1,555,229	223,395	14.4%	27.8%
Supply Chain Mgmt.	685,752	7.6%	607,106	87,205	5.6%	(11.5)%
Others	574,301	6.4%	1,098,845	157,839	10.2%	91.3%
Revenue ex-Store+	8,420,016	93.2%	10,156,731	1,458,923	94.3%	20.6%
Store+	615,566	6.8%	611,158	87,787	5.7%	(0.7)%
Revenue	9,035,582	100.0%	10,767,889	1,546,710	100.0%	19.2%

•                  Express Service Revenue increased by 16.0% YoY to RMB6,895.6 million (US$990.5 million) from RMB5,943.4 million, primarily due to 30.5% YoY increase in parcel volume, which was partially offset by a 11.1% YoY decrease in average selling price per parcel.

•                  Freight Service Revenue increased by 27.8% YoY to RMB1,555.2 million (US$223.4 million) from RMB1,216.6 million, primarily due to 30.6% YoY increase in freight volume.

•                  Supply Chain Management Service Revenue decreased by 11.5% YoY to RMB607.1 million (US$87.2 million) from RMB685.8 million, primarily due to the Company’s focus on expanding franchised cloud OFC business, which has lower revenue per order fulfilled.

•                  BEST Store+ Service Revenue decreased by 0.7% YoY to RMB611.2 million (US$87.8 million) from RMB615.6 million, primarily due to a decrease in the number of orders fulfilled for membership stores offset by an increase in the number of order fulfilled for branded stores.

•                  Others Service Revenue increased by 91.3% YoY to RMB1,098.8 million (US$157.8 million) from RMB574.3 million, primarily due to increased revenue generated from BEST UCargo’s external customers and BEST Global’s expanded operations in Southeast Asia.

Cost of Revenue

The following table sets forth a breakdown of cost of revenue by business segment for the periods indicated.

Table 4 — Breakdown of Cost of Revenue by Business Segment

	Three Months Ended
	December 31, 2018		December 31, 2019			% of Revenue
(In ‘000, except for %)	RMB	% of Revenue	RMB	US$	% of Revenue	Change YoY
Express	(5,632,518)	94.8%	(6,483,900)	(931,354)	94.0%	(0.8ppts	)
Freight	(1,147,338)	94.3%	(1,468,828)	(210,984)	94.4%	0.1ppts
Supply Chain Mgmt.	(659,084)	96.1%	(577,977)	(83,021)	95.2%	(0.9ppts	)
Others	(521,658)	90.8%	(1,064,504)	(152,906)	96.9%	6.1ppts
Cost of Revenue ex-Store+	(7,960,598)	94.5%	(9,595,209)	(1,378,265)	94.5%	0ppts
Store+	(550,928)	89.5%	(533,483)	(76,630)	87.3%	(2.2ppts	)
Cost of Revenue	(8,511,526)	94.2%	(10,128,692)	(1,454,895)	94.1%	(0.1ppts	)

Cost of Revenue was RMB10,128.7 million (US$1,454.9 million) or 94.1% of revenue in the quarter ended December 31, 2019, compared to RMB8,511.5 million or 94.2% of revenue in the same quarter of 2018.

Gross Profit was RMB639.2 million (US$91.8 million), an increase of 22.0% YoY compared to RMB524.1 million in the same quarter of 2018. Gross Profit Margin was 5.9%, compared to 5.8% in the same quarter of 2018. Gross Profit ex-Store+ was RMB561.5 million (US$80.7 million), an increase of 22.2% YoY; and Gross Profit Margin ex-Store+ was 5.5%.

Operating Expenses

The following table sets forth a breakdown of operating expenses and adjusted operating expenses by category for the periods indicated.

Table 5 — Breakdown of Operating Expenses and Adjusted Operating Expenses by Category

	Three Months Ended
	December 31, 2018		December 31, 2019			% of Revenue
(In ‘000, except for %)	RMB	% of Revenue	RMB	US$	% of Revenue	Change YoY
Selling Expenses	(238,084)	2.6%	(312,711)	(44,918)	2.9%	0.3ppts
Adjusted for SBC Expenses	(2,028)	0.0%	(2,944)	(423)	0.0%	0ppts
Adjusted Selling Expenses	(236,056)	2.6%	(309,767)	(44,495)	2.9%	0.3ppts
General and Administrative Expenses	(273,490)	3.0%	(245,632)	(35,283)	2.3%	(0.7ppts	)
Adjusted for SBC Expenses	(22,189)	0.2%	(25,263)	(3,629)	0.3%	0.1ppts
Adjusted General and Administrative Expenses	(251,301)	2.8%	(220,369)	(31,654)	2.0%	(0.8ppts	)
Research and Development Expenses	(58,145)	0.6%	(62,334)	(8,954)	0.6%	(0ppts	)
Adjusted for SBC Expenses	(2,449)	0.0%	(354)	(51)	0.0%	(0ppts	)
Adjusted Research and Development Expenses	(55,696)	0.6%	(61,980)	(8,903)	0.6%	(0ppts	)
Total Operating Expenses	(569,719)	6.3%	(620,677)	(89,155)	5.8%	(0.5ppts	)
Adjusted for SBC Expenses	(26,666)	0.3%	(28,561)	(4,103)	0.3%	(0ppts	)
Adjusted Total Operating Expenses	(543,053)	6.0%	(592,116)	(85,052)	5.5%	(0.5ppts	)

Selling Expenses were RMB312.7 million (US$44.9 million) or 2.9% of revenue in the quarter ended December 31, 2019, compared to RMB238.1 million or 2.6% of revenue in the same quarter of 2018. The increase in selling expenses as a percentage of revenue was primarily due to the reclassification of call center employees’ salaries that was previously included in General and Administrative Expenses. Selling Expenses ex-Store+ were RMB200.6 million, representing 2.0% of ex-Store+ revenue.

General and Administrative Expenses were RMB245.6 million (US$35.2 million) or 2.3% of revenue in the quarter ended December 31, 2019, compared to RMB273.5 million or 3.0% of revenue in the same quarter of 2018. The decrease in general and administrative expenses as a percentage of revenue was primarily attributable to economies of scale, improved operating efficiencies and reclassification of call center employees’ salaries to Selling Expenses. General and Administrative Expenses ex-Store+ was RMB202.8 million, representing 2.0% of ex-Store+ revenue.

Research and Development Expenses were RMB62.3 million (US$9.0 million) or 0.6% of revenue in the quarter ended December 31, 2019, compared to RMB58.1 million, or 0.6% of revenue in the same quarter of 2018. The increase in research and development expenses was primarily attributable to the hiring of additional IT professionals. Research and Development Expenses ex-Store+ were RMB52.3 million, representing 0.5% of ex-Store+ revenue.

Share-based Compensation (“SBC”) Expenses included in the cost and expense items above in the quarter ended December 31, 2019 were RMB29.3 million (US$4.2 million), compared to RMB27.2 million in the same quarter of 2018. In the fourth quarter of 2019, approximately RMB0.7 million (US$0.1 million) was allocated to cost of revenue, RMB2.9 million (US$0.4 million) was allocated to selling expenses, RMB25.3 million (US$3.6 million) was allocated to general and administrative expenses, and RMB0.4 million (US$0.05 million) was allocated to research and development expenses.

Net Income and Non-GAAP Net Income

Net lncome in the quarter ended December 31, 2019 was RMB43.4 million (US$6.2 million), compared to a Net Loss of RMB24.0 million in the same period of 2018. Excluding the impact of SBC expense and amortization of intangible assets resulting from business acquisitions and fair value change of equity investment, non-GAAP Net Income in the quarter ended December 31, 2019 was RMB61.0 million (US$8.8 million), compared to non-GAAP Net Income of RMB20.1 million in the same quarter of 2018. Ex-Store+ non-GAAP Net Income in the quarter ended December 31, 2019 was RMB143.9 million (US$20.7 million).

Diluted EPS and non-GAAP diluted EPS

Diluted EPS in the quarter ended December 31, 2019 was RMB0.13 (US$0.02) based on a weighted average of 392.8 million diluted shares outstanding during the quarter, compared to negative RMB0.06 on a weighted average of 387.3 million diluted shares outstanding during the same period of 2018. Excluding SBC expense and amortization of intangible assets resulting from business acquisitions and fair value of equity investment, non-GAAP diluted EPS in the quarter ended December 31, 2019 was RMB0.18 (US$0.03), compared to RMB0.05 in the same period of 2018. A reconciliation of diluted EPS to non-GAAP diluted EPS is included at the end of this results announcement.

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA was RMB177.0 million (US$25.4 million), improved from RMB150.1 million in the quarter ended December 31, 2018. Adjusted EBITDA Margin was 1.6%, compared with 1.7% in the quarter ended December 31, 2018. The improvement of RMB27.1 million (US$3.9 million) was primarily attributable to strong revenue growth resulting from business expansion. Adjusted EBITDA (3)(6) ex-Store+ was RMB256.2 million (US$36.8 million). Adjusted EBITDA Margin ex-Store+ was 2.5%.

The following table sets forth a breakdown of adjusted EBITDA and adjusted EBITDA margin for the three months ended December 31, 2019 by segment (12), and a reconciliation of the Company’s net income/(loss) by segment (11) to EBITDA, adjusted EBITDA and adjusted EBITDA margin.

(12) Segments consist of all business units other than BEST Store+, BEST Store+ and unallocated expenses.

Table 6 — Breakdown and Reconciliation of Adjusted EBITDA and Adjusted EBITDA Margin by Segment (11)

	Three Months Ended December 31, 2019
(In RMB‘000)	BEST (ex-Store+)	Store+	Unallocated(13)	Total
Net Income/(Loss)	189,633	(86,204)	(60,019)	43,410
Add
Depreciation & Amortization	93,166	5,488	10,698	109,352
Interest Expense	—	—	26,719	26,719
Income Tax Expense	6,896	(386)	(13)	6,497
Subtract
Interest Income	—	—	(24,149)	(24,149)
EBITDA	289,695	(81,102)	(46,764)	161,829
Add
Share-based Compensation Expenses	12,855	1,842	14,593	29,290
Subtract
Gain from appreciation of investments	—	—	(14,155)	(14,155)
Adjusted EBITDA	302,550	(79,260)	(46,326)	176,964
Adjusted EBITDA Margin	3.0%	(13.0)%	n/m	1.6%

The following table sets forth a breakdown of non-GAAP net income/(loss) for the three months ended December 31, 2019 by segment, and a reconciliation of the Company’s net income/(loss) by segment to non-GAAP net income/(loss).

Table 7 — Breakdown and Reconciliation of Non-GAAP Net Income by Segment

	Three Months Ended December 31, 2019
(In RMB‘000)	BEST (ex-Store+)	Store+	Unallocated	Total
Net Income/(Loss)	189,633	(86,204)	(60,019)	43,410
Add
Share-based Compensation Expenses	12,855	1,842	14,593	29,290
Amortization of Intangible Assets Resulting from Business Acquisitions	934	1,540	—	2,474
Subtract
Gain from appreciation of investments	—	—	(14,155)	(14,155)
Non-GAAP Net Income/(Loss)	203,422	(82,822)	(59,581)	61,019

Cash and Cash Equivalents, Restricted Cash and Short-term Investments

As of December 31, 2019, cash and cash equivalents, restricted cash and short-term investments were RMB5,014.8 million (US$720.3 million), compared to RMB4,006.7 million as of December 31, 2018.

(13) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

Net Cash Generated from Operating Activities

Net cash generated from operating activities was RMB486.8 million (US$69.9 million) for the fourth quarter of 2019, compared to RMB729.0 million in the same period of 2018.

Capital Expenditures (“CAPEX”)

CAPEX was RMB387.6 million (US$55.7 million), or 3.6% of total revenue in the quarter ended December 31, 2019, compared to CAPEX of RMB284.3 million, or 3.1% of total revenue, in the same period of 2018. The increase in CAPEX was primarily due to the upgrade of automation systems in major hubs, sortation centers and Cloud OFCs, including investments in high-speed automated sorting, dimension and weight scanning systems.

For the Fiscal Year Ended December 31, 2019:

Revenue

The following table sets forth a breakdown of revenue by business segment for the periods indicated.

Table 8 — Breakdown of Revenue by Business Segment

	Fiscal Year Ended
	December 31, 2018		December 31, 2019
(In ‘000, except for %)	RMB	% of Revenue	RMB	US$	% of Revenue	% Change YoY
Express	17,702,869	63.3%	21,807,598	3,132,465	62.0%	23.2%
Freight	4,102,610	14.7%	5,224,355	750,432	14.9%	27.3%
Supply Chain Mgmt	2,074,414	7.4%	2,190,414	314,633	6.2%	5.6%
Others	1,236,084	4.4%	3,136,320	450,504	8.9%	153.7%
Revenue ex-Store+	25,115,977	89.8%	32,358,687	4,648,034	92.0%	28.8%
Store+	2,845,002	10.2%	2,817,202	404,666	8.0%	(1.0)%
Revenue	27,960,979	100.0%	35,175,889	5,052,700	100.0%	25.8%

•      Express Service Revenue increased by 23.2% YoY to RMB21,807.6 million (US$3,132.5 million) from RMB17,702.9 million, primarily due to 38.5% YoY increase in parcel volume, and 11.1% YoY decrease in average revenue per parcel.

•      Freight Service Revenue increased by 27.3% YoY to RMB5,224.4 million (US$750.4 million) from RMB4,102.6 million, primarily due to 28.5% YoY increase in freight volume.

•      Supply Chain Management Service Revenue increased by 5.6% YoY to RMB2,190.4 million (US$314.6 million) from RMB2,074.4 million, primarily due to an increase in total number of orders fulfilled by Cloud OFCs, offset by a decrease in average revenue per order fulfilled.

•      BEST Store+ Service Revenue decreased by 1.0% YoY to RMB2,817.2 million (US$404.7 million) from RMB2,845.0 million, primarily due to a  decrease in the number of orders fulfilled for membership stores, offset by an increase in the number of orders fulfilled for branded stores.

•      Others Service Revenues increased by 153.7% YoY to RMB3,136.3 million (US$450.5 million) from RMB1,236.1 million, primarily due to increased revenue generated from BEST UCargo’s external customers, BEST Global’s expanded operations in Southeast Asia and BEST Capital’s financing solutions to ecosystem participants.

Costs and Expenses

The following table sets forth a breakdown of cost of revenue by business segment for the periods indicated.

Table 9 — Breakdown of Cost of Revenue by Business Segment

	Fiscal Year Ended
	December 31, 2018		December 31, 2019			% of Revenue
(In ‘000, except for %)	RMB	% of Revenue	RMB	US$	% of Revenue	Change YoY
Express	(16,915,801)	95.6%	(20,779,992)	(2,984,859)	95.3%	(0.3ppts	)
Freight	(3,946,032)	96.2%	(4,934,937)	(708,859)	94.5%	(1.7ppts	)
Supply Chain Mgmt	(1,970,105)	95.0%	(2,052,006)	(294,752)	93.7%	(1.3ppts	)
Others	(1,098,021)	88.8%	(2,954,425)	(424,377)	94.2%	5.4ppts
Cost of Revenue ex-Store+	(23,929,959)	95.3%	(30,721,360)	(4,412,847)	94.9%	(0.4ppts	)
Store+	(2,589,883)	91.0%	(2,495,503)	(358,457)	88.6%	(2.4ppts	)
Cost of Revenue	(26,519,842)	94.8%	(33,216,863)	(4,771,304)	94.4%	(0.4ppts	)

Cost of Revenue was RMB33,216.9 million (US$4,771.3 million) or 94.4% of revenue in fiscal year 2019, compared to RMB26,519.8 million or 94.8% of revenue in fiscal year 2018. The decrease of 0.4 percentage points in cost of revenue as a percentage of revenue was primarily attributable to increased operating leverage and continued efforts in cost reduction, network optimization and operational improvement.

The following table sets forth a breakdown of operating expenses and adjusted operating expenses by category for the periods indicated.

Table 10 — Breakdown of Operating Expenses and Adjusted Operating Expenses by Category

	Fiscal Year Ended
	December 31, 2018		December 31, 2019			% of Revenue
(In ‘000, except for %)	RMB	% of Revenue	RMB	US$	% of Revenue	Change YoY
Selling Expenses	(893,859)	3.2%	(931,914)	(133,861)	2.6%	(0.6ppts	)
Adjusted for SBC Expenses	(6,007)	0.0%	(8,788)	(1,262)	0.0%	0ppts
Adjusted Selling Expenses	(887,852)	3.2%	(923,126)	(132,599)	2.6%	(0.6ppts	)
General and Administrative Expenses	(1,020,671)	3.7%	(1,109,545)	(159,376)	3.2%	(0.5ppts	)
Adjusted for SBC Expenses	(91,982)	0.4%	(80,736)	(11,597)	0.2%	(0.1ppts	)
Adjusted General and Administrative Expenses	(928,689)	3.3%	(1,028,809)	(147,779)	2.9%	(0.4ppts	)
Research and Development Expenses	(184,581)	0.7%	(243,392)	(34,961)	0.7%	0ppts
Adjusted for SBC Expenses	(9,115)	0.0%	(7,209)	(1,036)	0.0%	(0ppts	)
Adjusted Research and Development Expenses	(175,466)	0.6%	(236,183)	(33,925)	0.7%	0ppts
Total Operating Expenses	(2,099,111)	7.5%	(2,284,851)	(328,198)	6.5%	(1ppts	)
Adjusted for SBC Expenses	(107,104)	0.4%	(96,733)	(13,895)	0.3%	(0.1ppts	)
Adjusted Total Operating Expenses	(1,992,007)	7.1%	(2,188,118)	(314,303)	6.2%	(0.9ppts	)

Selling Expenses were RMB931.9 million (US$133.9 million) or 2.6% of revenue in fiscal year 2019, compared to RMB893.9 million or 3.2% of revenue in fiscal year 2018. The decrease in selling expenses as a percentage of revenue was primarily attributable to economies of scale and improved operating efficiencies. Selling Expenses ex-Store+ were RMB432.9 million, representing 1.3% of ex-Store+ revenue.

General and Administrative Expenses were RMB1,109.5 million (US$159.4 million) or 3.2% of revenue in fiscal year 2019, compared to RMB1,020.7 million or 3.7% of revenue in fiscal year 2018. The decrease in general and administrative expenses as a percentage of revenue was primarily attributable to improved operating efficiencies. General and Administrative Expenses ex-Store+ was RMB945.3 million, representing 2.9% of ex-Store+ revenue.

Research and Development Expenses were RMB243.4 million (US$35.0 million) or 0.7% of revenue in fiscal year 2019, compared to RMB184.6 million, or 0.7% of revenue in fiscal year 2018. The increase in research and development expenses was primarily attributable to the hiring of additional IT professionals. Research and Development Expenses ex-Store+ were RMB213.8 million, representing 0.7% of ex-Store+ revenue.

Share-based Compensation (“SBC”) Expenses included in the cost and expense items above in fiscal year 2019 were RMB98.5 million (US$14.1 million), compared to RMB109.1 million in fiscal year 2018. In fiscal year 2019, RMB1.8 million (US$0.3 million) was allocated to cost of revenue, RMB8.8 million (US$1.3 million) was allocated to selling expenses, RMB80.7 million (US$11.6 million) was allocated to general and administrative expenses, and RMB7.2 million (US$1.0 million) was allocated to research and development expenses.

Net Loss and Non-GAAP Net Loss

Net Loss in fiscal year 2019 was RMB219.1 million (US$31.5 million), compared to Net Loss of RMB508.4 million in fiscal year 2018. Excluding the impact of SBC expense and amortization of intangible assets resulting from business acquisitions and fair value change of equity investment, non-GAAP Net Loss in fiscal year 2019 was RMB124.1 million (US$17.8 million), compared to non-GAAP Net Loss of RMB451.9 million in fiscal year 2018. Ex-Store+ non-GAAP Net Income in fiscal year 2019 was RMB231.8 million (US$33.3 million).

Diluted EPS and non-GAAP diluted EPS

Diluted EPS in fiscal year 2019 was negative RMB0.52 (US$0.08) based on a weighted average of 388.5 million diluted shares outstanding during the year, compared to negative RMB1.32 on a weighted average of 384.4 million diluted shares outstanding in fiscal year 2018. Excluding SBC expense and amortization of intangible assets resulting from business acquisitions and fair value change of equity investment, non-GAAP diluted EPS in fiscal year 2019 was negative RMB0.28 (US$0.04), compared to negative RMB1.17 in fiscal year 2018. A reconciliation of diluted EPS to non-GAAP diluted EPS is included at the end of this results announcement.

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA was RMB360.4 million (US$51.8 million) in fiscal year 2019, improved from negative RMB18.2 million in fiscal year 2018. Adjusted EBITDA Margin was 1.0%, improved from negative 0.1% in fiscal year 2018. The improvement of RMB378.6 million (US$54.4 million) was primarily attributable to strong revenue growth and improved operating efficiency. Adjusted EBITDA ex-Store+ was RMB708.3 million (US$101.7 million). Adjusted EBITDA Margin ex-Store+ was 2.2%.

The following table sets forth a breakdown of adjusted EBITDA and adjusted EBITDA margin for the fiscal year ended December 31, 2019 by segment (14), and a reconciliation of the Company’s net loss by segment (11) to EBITDA, adjusted EBITDA and adjusted EBITDA margin.

Table 11 — Breakdown and Reconciliation of Adjusted EBITDA and Adjusted EBITDA Margin by Segment (11)

	Fiscal Year Ended December 31, 2019
(In RMB‘000)	BEST (ex-Store+)	Store+	Unallocated(15)	Total
Net Income/(Loss)	436,170	(369,644)	(285,594)	(219,068)
Add
Depreciation & Amortization	439,008	16,677	37,093	492,778
Interest Expense	—	—	79,486	79,486
Income Tax Expense	20,040	(1,737)	(13)	18,290
Subtract
Interest Income	—	—	(95,440)	(95,440)
EBITDA	895,218	(354,704)	(264,468)	276,046
Add
Share-based Compensation Expenses	47,564	6,811	44,129	98,504
Subtract
Gain from appreciation of investments	—	—	(14,155)	(14,155)
Adjusted EBITDA	942,782	(347,893)	(234,494)	360,395
Adjusted EBITDA Margin	2.9%	(12.3)%	n/m	1.0%

(14) Segments consist of all business units other than BEST Store+, BEST Store+ and unallocated expenses.

(15) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

The following table sets forth a breakdown of non-GAAP net income/loss for the fiscal year ended December 31, 2019 by segment, and a reconciliation of the Company’s net loss by segment to non-GAAP net income.

Table 12 — Breakdown and Reconciliation of non-GAAP net income/(loss) by Segment

	Fiscal Year Ended December 31, 2019
(In RMB‘000)	BEST (ex-Store+)	Store+	Unallocated	Total
Net Income/(Loss)	436,170	(369,644)	(285,594)	(219,068)
Add
Share-based Compensation Expenses	47,564	6,811	44,129	98,504
Amortization of Intangible Assets Resulting from Business Acquisitions	3,661	6,946	—	10,607
Subtract
Gain from appreciation of investments	—	—	(14,155)	(14,155)
Non-GAAP Net Income/(Loss)	487,395	(355,887)	(255,620)	(124,112)

Net Cash Generated from Operating Activities

Net cash generated from operating activities was RMB852.8 million (US$122.5 million) in fiscal year 2019, compared to RMB637.2 million in fiscal year 2018.

Capital Expenditures (“CAPEX”)

CAPEX was RMB1,497.7 million (US$215.1 million), or 4.3% of total revenue in fiscal year 2019, compared to RMB1,077.8 million, or 3.9% of total revenue, in fiscal year 2018. The increase was primarily due to the upgrade of automation systems in major hubs, sortation centers and Cloud OFCs, including investments in high-speed automated sorting, dimension and weight scanning systems.

SHARES OUTSTANDING

As of the date of this press release, the Company had approximately 390.6 million ordinary shares outstanding (16). Each ADS represents one Class A ordinary share.

FINANCIAL GUIDANCE

Like other companies, BEST continues to evaluate the impact of the global COVID-19 public health crisis. In China, where we conduct most of our operations, travel restrictions have been mostly eased except for Hubei province, and our operations are quickly recovering. As we have yet to determine the magnitude of COVID-19’s impact on our operations in the first quarter, we are unable to provide a full-year financial guidance for 2020 at this time. We are closely monitoring the situation and plan to provide more information during our first quarter earnings call based on the information we have at the time.

(16) The total number of shares outstanding excludes shares reserved for future issuances upon exercise or vesting of awards granted under the Company’s share incentive plans.

MANAGEMENT CHANGE

Mr. Jian Zhou, senior vice president and general manager of global service line of the Company, has tendered resignation for personal reasons and will leave the Company in March 2020.

WEBCAST AND CONFERENCE CALL INFORMATION

The Company will hold a conference call at 7:30 am U.S. Eastern Time on March 12, 2020 (7:30 pm Beijing Time, the same day), to discuss its financial results and operating performance for the fourth quarter and fiscal year 2019.

Participants may access the call by dialing the following numbers:

United States	: +1-888-317-6003
Hong Kong	: 800-963976 or +852-5808-1995
China	: 4001-206115
International	: +1-412-317-6061
Participant Elite Entry Number	: 6706292

A replay of the conference call will be accessible through March 19, 2020 by dialing the following numbers:

United States	: +1-877-344-7529
International	: +1-412-317-0088
Replay Access Code	: 10139492

Please visit the Company’s investor relations website http://ir.best-inc.com/ on March 12, 2020 to view the earnings release prior to the conference call. A live and archived webcast of the conference call and a corporate presentation will be available at the same site.

ABOUT BEST INC.

BEST Inc. (NYSE: BEST) is a leading integrated smart supply chain solutions and logistics services provider in China. Through its proprietary technology platform and extensive networks, BEST offers a comprehensive set of logistics and value-add services, including express and freight delivery, supply chain management and last-mile services, truckload service brokerage, international logistics and financial services. BEST’s mission is to empower business and enrich life by leveraging technology and business model innovation to create a smarter, more efficient supply chain. For more information, please visit: http://www.best-inc.com/en/.

For investor and media inquiries, please contact:

For Investors:

Jane Zeng

ir@best-inc.com

For Media:

Jill Mao

mmj@best-inc.com

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as BEST’s strategic and operational plans, contain forward-looking statements. BEST may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about BEST’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: BEST’s goals and strategies; BEST’s future business development, results of operations and financial condition; BEST ‘s ability to maintain and enhance its ecosystem; BEST ‘s ability to continue to innovate, meet evolving market trends, adapt to changing customer demands and maintain its culture of innovation; and fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in BEST’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and BEST does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

USE OF NON-GAAP FINANCIAL MEASURES

In evaluating its business, BEST considers and uses non-GAAP measures, such as non-GAAP net loss/income, non-GAAP net loss/profit margin, adjusted EBITDA, adjusted EBITDA margin, EBITDA, adjusted selling expenses, adjusted general and administrative expenses, adjusted research and development expenses, and non-GAAP diluted EPS, as supplemental measures in the evaluation of the Company’s operating results and in the Company’s financial and operational decision-making. The Company believes these non-GAAP financial measures that help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of the expenses and gains that the Company includes in loss from operations and net loss. The Company believes that these non-GAAP financial measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in the results announcement.

The non-GAAP financial measures are provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for, or superior to, U.S. GAAP results. In addition, the Company’s calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

BEST INC.

Summary of Unaudited Condensed Consolidated Income Statements

(In Thousands)

	Three Months Ended December 31,			Fiscal Year Ended December 31,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
Revenue
Express	5,943,381	6,895,551	990,484	17,702,869	21,807,598	3,132,465
Freight	1,216,582	1,555,229	223,395	4,102,610	5,224,355	750,432
Supply Chain Management	685,752	607,106	87,205	2,074,414	2,190,414	314,633
Store+	615,566	611,158	87,787	2,845,002	2,817,202	404,666
Others	574,301	1,098,845	157,839	1,236,084	3,136,320	450,504
Total Revenue	9,035,582	10,767,889	1,546,710	27,960,979	35,175,889	5,052,700
Cost of Revenue
Express	5,632,518	6,483,900	931,354	16,915,801	20,779,992	2,984,859
Freight	1,147,338	1,468,828	210,984	3,946,032	4,934,937	708,859
Supply Chain Management	659,084	577,977	83,021	1,970,105	2,052,006	294,752
Store+	550,928	533,483	76,630	2,589,883	2,495,503	358,457
Others	521,658	1,064,504	152,906	1,098,021	2,954,425	424,377
Total Cost of Revenue	8,511,526	10,128,692	1,454,895	26,519,842	33,216,863	4,771,304
Gross Profit	524,056	639,197	91,815	1,441,137	1,959,026	281,396
Selling Expenses	(238,084)	(312,711)	(44,918)	(893,859)	(931,914)	(133,861)
General and Administrative Expenses	(273,490)	(245,632)	(35,283)	(1,020,671)	(1,109,545)	(159,376)
Research and Development Expenses	(58,145)	(62,334)	(8,954)	(184,581)	(243,392)	(34,961)
Total Operating Expenses	(569,719)	(620,677)	(89,155)	(2,099,111)	(2,284,851)	(328,198)
(Loss)/Income from Operations	(45,663)	18,520	2,660	(657,974)	(325,825)	(46,802)
Interest Income	25,695	24,149	3,469	102,821	95,440	13,709
Interest Expense	(21,301)	(26,719)	(3,838)	(75,060)	(79,486)	(11,417)
Foreign Exchange Gain/(loss)	1,074	(3,015)	(433)	(6,533)	(6,420)	(922)
Other Income	35,328	60,445	8,682	171,370	152,305	21,877
Other Expense	(14,014)	(23,301)	(3,347)	(30,672)	(36,437)	(5,234)
(Loss)/Income before Income Tax and Share of Net Loss of Equity Investees	(18,881)	50,079	7,193	(496,048)	(200,423)	(28,789)
Income Tax Expense	(4,916)	(6,497)	(933)	(11,887)	(18,290)	(2,627)
(Loss)/Income before Share of Net Loss of Equity Investees	(23,797)	43,582	6,260	(507,935)	(218,713)	(31,416)
Share of Net Loss of Equity Investees	(190)	(172)	(25)	(456)	(355)	(51)
Net (Loss)/Income	(23,987)	43,410	6,235	(508,391)	(219,068)	(31,467)
Net loss attributable to non-controlling interests	(544)	(8,008)	(1,150)	(403)	(16,652)	(2,392)
Net (loss)/income attributable to Best Inc.	(23,443)	51,418	7,385	(507,988)	(202,416)	(29,075)
Net (loss)/income attributable to ordinary shareholders	(23,443)	51,418	7,385	(507,988)	(202,416)	(29,075)

Summary of Unaudited Condensed Consolidated Balance Sheets
(in thousands)

	As of December 31, 2018	As of December 31, 2019
	RMB	RMB	US$
Assets
Current Assets
Cash and Cash Equivalents	1,630,444	1,994,683	286,518
Restricted Cash	1,278,326	1,786,832	256,662
Accounts and Notes Receivables	1,046,844	1,229,083	176,547
Inventories	151,031	140,006	20,111
Prepayments and Other Current Assets	1,904,846	2,582,577	370,964
Short-term Investments	1,007,329	1,057,598	151,914
Amounts Due from Related Parties	197,488	246,758	35,445
Lease Rental Receivables	613,439	650,912	93,498
Total Current Assets	7,829,747	9,688,449	1,391,659
Non-current Assets
Property and Equipment, Net	2,064,657	2,939,379	422,215
Intangible Assets, Net	143,810	121,587	17,465
Long-term Investments	214,339	230,855	33,160
Goodwill	469,076	490,986	70,526
Non-current Deposits	77,043	127,191	18,270
Other Non-current Assets	45,531	262,129	37,652
Restricted Cash	90,638	175,700	25,238
Lease Rental Receivables	1,431,441	1,077,776	154,813
Operating Lease Right-of-use Assets	—	4,378,804	628,976
Total non-current Assets	4,536,535	9,804,407	1,408,315
Total Assets	12,366,282	19,492,856	2,799,974
Liabilities and Shareholders’ Equity
Current Liabilities
Securitization Debt	—	104,899	15,068
Short-term Bank Loans	1,782,900	2,510,500	360,611
Accounts and Notes Payable	2,851,557	3,391,383	487,141
Income Tax Payable	5,767	7,358	1,057
Customer Advances and Deposits and Deferred Revenue	1,219,230	1,489,510	213,955
Accrued Expenses and Other Liabilities	2,238,785	2,023,263	290,622
Financing Lease Liabilities	2,851	1,363	196
Operating Lease Liabilities	—	1,035,252	148,705
Amounts Due to Related Parties	12,429	6,140	882
Total Current Liabilities	8,113,519	10,569,668	1,518,237
Non-current Liabilities
Convertible Bond	—	1,360,208	195,382
Financing Lease Liabilities	745	2,072	298
Deferred Tax Liabilities	25,356	25,806	3,707
Other Non-current Liabilities	86,504	137,184	19,705
Operating Lease Liabilities	—	3,482,634	500,249
Total Non-current Liabilities	112,605	5,007,904	719,341

Summary of Unaudited Condensed Consolidated Balance Sheets (Cont’d)
(In Thousands)

	As of December 31, 2018	As of December 31, 2019
	RMB	RMB		US$
Total Liabilities	8,226,124	15,577,572		2,237,578
Shareholders’ Equity
Ordinary Shares	25,988	25,988		3,733
Additional Paid-In Capital	19,407,460	19,353,400		2,779,942
Accumulated Deficit	(15,419,256)	(15,621,672	)(17)	(2,243,913)
Accumulated Other Comprehensive Income	123,923	163,196		23,442
BEST Inc. Shareholders’ Equity	4,138,115	3,920,912		563,204
Non-controlling Interests	2,043	(5,628)		(808)
Total Shareholders’ Equity	4,140,158	3,915,284		562,396
Total Liabilities and Shareholders’ Equity	12,366,282	19,492,856		2,799,974

(17) Including accumulated accretion to redemption value and deemed dividend in relation to redeemable convertible preferred shares of RMB9,493,807, and accumulated loss from operations of RMB6,127,865.

Summary of Unaudited Condensed Consolidated Statements of Cash Flows
(In Thousands)

	Three Months Ended December 31,			Fiscal Year Ended December 31,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
Net Cash Generated from Operating Activities	728,988	486,804	69,925	637,204	852,833	122,502
Net Cash Generated from /(Used in) Investing Activities	112,547	(528,925)	(75,975)	(1,230,953)	(1,912,482)	(274,711)
Net Cash Generated from Financing Activities	326,930	453,080	65,081	557,149	2,011,812	288,978
Exchange Rate Effect on Cash, Cash Equivalents, and Restricted Cash	1,767	(36,216)	(5,202)	53,179	5,644	811
Net Increase in Cash and Cash Equivalents, and Restricted Cash	1,170,232	374,743	53,829	16,579	957,807	137,580
Cash and Cash Equivalents, and Restricted Cash at Beginning of Period	1,829,176	3,582,472	514,589	2,982,829	2,999,408	430,838
Cash and Cash Equivalents, and Restricted Cash at End of Period	2,999,408	3,957,215	568,418	2,999,408	3,957,215	568,418

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

The table below sets forth a reconciliation of the Company’s net (loss)/Income to EBITDA, adjusted EBITDA and adjusted EBITDA margin for the periods indicated:

Table 13 — Reconciliation of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin

	Three Months Ended December 31,			Fiscal Year Ended December 31,
	2018	2019		2018	2019
(In ‘000)	RMB	RMB	US$	RMB	RMB	US$
Net (Loss)/Income	(23,987)	43,410	6,235	(508,391)	(219,068)	(31,467)
Add
Depreciation & Amortization	132,464	109,352	15,708	461,612	492,778	70,783
Interest Expense	21,301	26,719	3,838	75,060	79,486	11,417
Income Tax Expense	4,916	6,497	933	11,887	18,290	2,627
Subtract
Interest Income	(25,695)	(24,149)	(3,469)	(102,821)	(95,440)	(13,709)
EBITDA	108,999	161,829	23,245	(62,653)	276,046	39,651
Add
Share-based Compensation Expenses	27,180	29,290	4,207	109,107	98,504	14,149
Fair value change of equity investments	13,900	(14,155)	(2,033)	(64,628)	(14,155)	(2,033)
Adjusted EBITDA	150,079	176,964	25,419	(18,174)	360,395	51,767
Adjusted EBITDA Margin	1.7%	1.6%	1.6%	(0.1)%	1.0%	1.0%

The table below sets forth a reconciliation of the Company’s net (loss)/income to non-GAAP net income/(loss), non-GAAP net profit/(loss) margin for the periods indicated:

Table 14 — Reconciliation of Non-GAAP Net Loss and Non-GAAP Net Loss Margin

	Three Months Ended December 31,			Fiscal Year Ended December 31,
	2018	2019		2018	2019
(In ‘000)	RMB	RMB	US$	RMB	RMB	US$
Net (Loss)/Income	(23,987)	43,410	6,235	(508,391)	(219,068)	(31,467)
Add
Share-based Compensation Expenses	27,180	29,290	4,207	109,107	98,504	14,149
Amortization of Intangible Assets Resulting from Business Acquisitions	3,012	2,474	355	12,003	10,607	1,524
Fair value change of equity investments	13,900	(14,155)	(2,033)	(64,628)	(14,155)	(2,033)
Non-GAAP Net Income/(Loss)	20,105	61,019	8,764	(451,909)	(124,112)	(17,827)
Non-GAAP Net Profit/(Loss) Margin	0.2%	0.6%	0.6%	(1.6)%	(0.4)%	(0.4)%

The table below sets forth a reconciliation of the Company’s diluted EPS to non-GAAP diluted EPS for the periods indicated:

Table 15 — Reconciliation of Diluted EPS and Non-GAAP Diluted EPS

	Three Months Ended December 31,		Fiscal Year Ended December 31,
	2019		2019
(In ‘000)	RMB	US$	RMB	US$
Net Profit/(Loss) Attributable to Ordinary Shareholders	51,418	7,385	(202,416)	(29,075)
Add
Share-based Compensation Expenses	29,290	4,207	98,504	14,149
Amortization of Intangible Assets Resulting from Business Acquisitions	2,474	355	10,607	1,524
Subtract
Gain from appreciation of investment	(14,155)	(2,033)	(14,155)	(2,033)
Non-GAAP Net Profit/(Loss) Attributable to Ordinary Shareholders for Computing Non-GAAP Diluted EPS	69,027	9,914	(107,460)	(15,435)
Weighted Average Diluted Shares Outstanding During the Period
Diluted	392,807,477	392,807,477	388,480,562	388,480,562
Diluted (Non-GAAP)	392,807,477	392,807,477	388,480,562	388,480,562
Diluted EPS	0.13	0.02	(0.52)	(0.07)
Add
Non-GAAP adjustment to net loss per share	0.05	0.01	0.24	0.03
Non-GAAP Diluted EPS	0.18	0.03	(0.28)	(0.04)